Exhibit 19.1

INSIDER TRADING AND SECURITIES LAW COMPLIANCE POLICY

OF

VAXART, INC.

Revised March 12, 2024

I.    BACKGROUND

The Board of Directors of Vaxart, Inc. (“Vaxart” or the “Company”) has adopted this Insider Trading and Securities Law Compliance Policy relating to transactions in Vaxart securities as well as the securities of publicly-traded companies with whom Vaxart engages in transactions or has a business relationship. The terms “Vaxart,” “we,” “us,” and “our” mean Vaxart, Inc. and all of its subsidiaries.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the resulting consequences, which can be severe. This policy is applicable to all transactions in our securities. Both the Securities and Exchange Commission (the “SEC”) and the Nasdaq investigate and are very effective at detecting insider trading. The SEC and U.S. Attorneys pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends and trading involving only a small number of shares.

This policy is designed to prevent insider trading or allegations of insider trading and protect our reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy. Should you have any questions regarding this policy, please contact our General Counsel or, if the General Counsel is not then available or the person seeking advice or approval from the Compliance Officer is the General Counsel, then the Chief Executive Officer or such other individual(s) designated by the Chair of the Company’s board of directors (each, a “Compliance Officer”).

II.    BASIC POLICY / ADDITIONAL RESTRICTIONS ON RESTRICTED PERSONS

No director, officer, employee, consultant or agent (or their family members and members of their household) of Vaxart and its subsidiaries and affiliates may engage in transactions in securities on the basis of material nonpublic information or engage in any other action to take advantage of, or pass on to others, that information. To avoid even the appearance of impropriety, additional restrictions on engaging in transactions in our securities apply to our directors, executive officers and certain other persons identified by us from time to time and who have been notified that they have been so identified (collectively with our directors and executive officers, “Restricted Persons”). For the purposes of this policy, the term “Restricted Persons” shall also include any person who works in any of the following departments or is a member on any of the following committees:

●    Accounting Department;

●    Disclosure Committee;

●    Investor Relations Department; and

●    Business Development Department.

Transactions in our securities by Restricted Persons are subject to pre-clearance. See “Regular Blackout Periods,” “Special Blackout Periods” and “Pre-Clearance Provisions.”

III.    SCOPE OF POLICY

Persons. This policy applies to directors, officers, employees, consultants, contractors, advisors, and agents of Vaxart and its subsidiaries and affiliates. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in our securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they engage in transactions in securities), including any entities over which you have control (such as a business entity or a trust). You are responsible for making sure that the purchase or sale of, or other transaction in, any security covered by this policy by any such person complies with this policy.

Companies. The prohibition on insider trading in this policy is not limited to transactions in our securities. It includes transactions in the securities of other firms, such as our customers or suppliers and those with which we may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to Vaxart may nevertheless be material to one of those other firms.

Transactions. The transactions covered by this policy includes purchases and sales of our common stock (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts), derivative securities relating to our common stock (such as options for our common stock, put and call options and convertible debentures), preferred stock, warrants and debt securities (debentures, bonds and notes). Loans, pledges, gifts, charitable donations and other contributions of our securities are also subject to this policy.

IV.    DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	Financial results, projections of future earnings or losses, or other earnings guidance;

●	Earnings that are inconsistent with the consensus expectations of the investment community or any earnings guidance released by Vaxart;

●	Communications with government agencies about pending regulatory actions;

●	Determinations to continue or to end the discovery or development of product candidates;

●	Significant write-downs in assets or increases in reserves;

●	Significant changes in the Company’s prospects;

●

Proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, potential tender offers or proxy fights, contract awards or cancellations, or purchases or sales of substantial assets;

●	Partner or collaborator relationships;

●	Change in management or the board of directors;

●	Extraordinary borrowings;

●	Major changes in accounting methods or policies;

●	Major events regarding our securities, including the declaration of a stock split, the offering of additional securities;

●	Material clinical trial or regulatory updates;

●	Developments regarding significant litigation or government agency investigations;

●	Financial liquidity problems;

●

Cybersecurity or data privacy incidents, including vulnerabilities and breaches, or any other significant disruptions in the Company’s operations, or unauthorized access of the Company’s property or assets;

●	The effects of any natural disaster, terrorist event or other catastrophic event on the Company’s business, including any epidemic or pandemic;

●	Actual or threatened major litigation, or a significant development with respect to such litigation;

●	New major contracts, material agreements, licenses, orders, suppliers, customers or finance sources, or the loss or termination thereof; and

●	The imposition of a special blackout on transactions in the Company’s securities or the securities of another company or the extension or termination of such restriction.

This list is not exhaustive; other types of information may also be material. Both positive and negative information can be material. Because a transaction in securities that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, clinical trial, or regulatory update, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

If you are unsure whether information is material, you should either consult a Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to engage in transactions in or recommend securities to which that information relates or assume that the information is material.

Nonpublic Information. Insider trading prohibitions come into play only when you possess information that is material and “nonpublic.” Nonpublic information is information that is not generally known or available to the public.

The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. In addition, a common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, after nonpublic information is publicly disseminated, one full trading day must elapse before such information loses its status as nonpublic information.

Nonpublic information may include:

●	information available to a select group of analysts or brokers or institutional investors;

●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

●

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally one trading day).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with a Compliance Officer or assume that the information is nonpublic and treat it as confidential.

V.         RESTRICTIONS ON PURCHASES, SALES AND TIPPING

Trading on Inside Information. You may not engage in transactions in our securities, directly or indirectly (through family members or other persons or entities), if you are aware of material nonpublic information relating to Vaxart. Similarly, you may not engage in transactions in the securities of any other company, directly or indirectly, if you are aware of material nonpublic information about that company which you obtained in the course of your relationship with Vaxart.

Tipping. You may not pass material nonpublic information on to others or recommend that anyone engage in transactions in any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

Short Sales. You may not engage in any short sales of our securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

Hedging Transactions. Certain forms of hedging or monetization transactions relating to our securities (such as zero-cost collars and forward sale contracts) could involve the establishment of a short position in our securities and limit or eliminate your ability to profit from an increase in the value of our securities. Therefore, you are prohibited from engaging in any hedging or monetization transactions involving our securities.

Publicly-Traded Options. You may not engage in transactions in publicly-traded or other third-party options relating to our securities, such as puts, calls and other derivative securities, on an exchange, in any other organized market or otherwise.

Limit Orders. You are prohibited from placing limit orders for our securities that remain effective after the day on which they are placed (such as “good until cancelled” orders).

Margin Accounts. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to engage in transactions in our securities, directors, officers and other employees of the Company and its subsidiaries are prohibited from holding our securities in a margin account or otherwise pledging our securities as collateral for a loan. (Pledges of our securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Blackout Periods.

●

Regular Blackout Periods Applicable to Restricted Persons. In addition to the general policy prohibiting engaging in transactions in securities while in possession of material nonpublic information, all Restricted Persons, and all family members of such persons and members of their household, are also prohibited from engaging in transactions in our securities during the period beginning at the close of the market on the third trading day prior to the date the Company’s financial results are publicly disclosed and ending after the passage of one full trading day after earnings have been publicly released with respect to such quarter or fiscal year (each, a “regular blackout period”).

●

Special Blackout Periods. From time to time, Vaxart may also prohibit our Restricted Persons and potentially a larger group of employees, consultants and agents from engaging in transactions our securities because of material developments known to Vaxart and not yet disclosed to the public (each, a “special blackout period”). The existence of a special blackout period will not be announced, other than to those who are aware of the event giving rise to the special blackout. If, however, a person subject to a special blackout period requests permission to engage in transactions in our securities during such period, a Compliance Officer will inform the requesting person of the existence of a special blackout period, without disclosing the reason for the special blackout. Any person made aware of the existence of a special blackout period shall not disclose the existence of the blackout to any other person.

●

Open Orders. If you have any open orders during any regular or special blackout period, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after the commencement of any regular or special blackout period, it is a violation of our insider trading policy and may also be a violation of the insider trading laws.

●

No Safe Harbor. For those persons who are subject to blackout periods, the existence of such blackouts shall not be considered a safe harbor for engaging in transactions in securities during other periods, and all of our officers, directors, other employees and agents should use good judgment at all times. For example, occasions may arise when individuals covered by this policy become aware prior to the blackout period that earnings for that quarter are likely to exceed, or fall below, market expectations to an extent that is material. In such a case, the general policy against trading on inside information would still prohibit engaging in transactions in securities even though the time period is not within the blackout period or even if you are not a Restricted Person subject to the blackout periods. If you have any questions about whether you are permitted to engage in transactions in our securities at any particular time, you should contact a Compliance Officer.

VII.         PRE-CLEARANCE PROVISIONS APPLICABLE TO RESTRICTED PERSONS

To help prevent inadvertent violations of the federal securities laws and avoid even the appearance of trading on the basis of inside information, the following pre-clearance provisions are applicable to our Restricted Persons.

All Restricted Persons, together with their family members and other members of their household (including any entities over which such person has control), shall not engage in any transaction involving our securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge, contribution to a trust, 401(k) transfer or any other transfer) without first obtaining pre-clearance of the transaction from a Compliance Officer in accordance with the following procedures:

●

No Restricted Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from a Compliance Officer.

●	Requests for pre-clearance should be submitted to a Compliance Officer at least two business days in advance of the proposed transaction.

●	The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved.

●	No Compliance Officer is under any obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.

●

Unless revoked, a grant of permission will normally remain valid until the close of trading five business days following the date on which it was granted, but regardless may not be exercised if material nonpublic information is obtained during that time. If the transaction does not occur during such period, pre-clearance of the transaction must be re-requested.

●	No Compliance Officer may engage in transactions in our securities unless another Compliance Officer has approved the transaction in accordance with the procedures set forth herein.

When requesting pre-clearance, please provide the following information to the Compliance Officer:

●	Whether you believe may be aware of any material non-public information about Vaxart;

●	Whether you have effected any non-exempt “opposite-way” transactions within the past six months;

●	Whether you intend to purchase, sell, or otherwise gift or transfer, and whether such transaction will be conducted through in the open market or otherwise;

●	Approximate timing and number of shares that you intend to purchase, sell or otherwise gift or transfer; and

●	That you will notify the Compliance Officer promptly upon the completion of the pre-cleared transaction.

These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan (as defined below) once the applicable cooling-off period has expired. No trades may be made under an Approved 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Restricted Person should be instructed to send duplicate confirmations of all such transactions to a Compliance Officer.

VIII.         EXCEPTIONS

Approved Rule 10b5-1 Plans. Trades in our securities that are executed pursuant to an Approved 10b5-1 Plan (as defined below) are not subject to the prohibition on trading on the basis of material nonpublic information contained in this policy or the restrictions relating to pre-clearance procedures and blackout periods. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information. You may not adopt a 10b5-1 plan during any regular or special blackout period. Note that once the Approved 10b5-1 Plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify (including by formula) the amount, pricing, and timing of transactions in advance or delegate discretion on those matters to an independent third party. All persons entering into a 10b5-1 plan must act in good faith with respect to that plan.

For purposes of this Policy, an “Approved 10b5-1 Plan” means a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 that:

(i)

has been reviewed and approved in writing at least one month in advance of being entered into by a Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by a Compliance Officer at least one month in advance of being entered into);

(ii)

is entered into in good faith by the Restricted Person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Restricted Person is not in possession of material nonpublic information about the Company; and, if the Restricted Person is a director or officer, the 10b5-1 plan must include representations by the Restricted Person certifying to that effect;

(iii)

gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Restricted Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;

(iv)

provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Restricted Person. For directors and officers, the cooling-off period ends on the later of (A) 90 days after adoption or certain modifications of the 10b5-1 plan; or (B) 2 business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted (in any case, subject to a 120-day maximum). For all other Restricted Persons, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan; and

(v)	is the only outstanding Approved 10b5-1 Plan entered into by the Restricted Person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

You may only enter into one single-trade Rule 10b5-1 plans during any 12-month period, subject to limited exceptions.

Option Exercises. You may exercise stock options where cash is paid for the exercise price and tax withholding obligation, and in turn receive shares. However, you may not sell any securities so acquired (either outright or in connection with a “cashless” exercise transaction through a broker) or otherwise settle the option during a regular or special blackout period or any time that you are aware of material nonpublic information. If you choose to exercise and hold the shares, you will be responsible at that time for any taxes due.

Other Employee Plans. This policy does not apply to:

●

acquisitions or dispositions of the Company’s common stock under the Company’s 401(k) or other individual account plan that are made pursuant to standing instructions not entered into or modified while you were aware of material nonpublic information or were subject to a regular or special blackout period (provided, however, that (A) this policy does apply to sales of the Company’s securities purchased received pursuant to such plan, and (B) any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this policy); or

●	other purchases of securities from the Company (including purchases under any employee stock purchase plan) or sales of securities to the Company.

Special Circumstances. Notwithstanding anything to the contrary contained herein, you may request that any regular blackout period or special blackout period be waived by the Company’s Compliance Officers, provided that you affirm in writing that you do not have any material non-public information. Any such waivers shall be in the sole discretion of the Compliance Officers, shall be limited in scope and duration, and may be revoked at any time.

Underwritten Public Offerings. Nothing in this policy is intended to limit the ability of any person to sell the Company’s securities as a selling stockholder in an underwritten public offering pursuant to an effective registration statement in accordance with applicable securities law.

For clarity, please be reminded that the following are subject to this policy, including any regular and special blackout periods: (a) any “cashless” exercise of stock options or other equity awards; (b) any market sale of the Company’s securities for the purpose of generating the cash needed to pay the exercise price of any stock option or equity award or other derivative security; (c) the sale of any shares issued on the exercise of stock options or other equity award elections made under 401(k) plans to (i) increase or decrease the percentage of periodic contributions that will be allocated to the Company’s securities, (ii) make an intra-plan transfer of an existing account balance into or out of the Company’s securities, (iii) borrow money against a 401(k) plan account if the loan will result in a liquidation of all or some of the Company’s securities in the account, and (iv) pre-pay any loan if the pre-payment will result in an allocation of loan proceeds to the Company’s securities; (d) elections to participate in or increase participation in an employee stock purchase plan and to a participant’s sale of the Company’s securities purchased pursuant to such plan; (e) elections to participate in or increase participation in any dividend reinvestment plan, voluntary purchases of the Company’s securities that result from additional contributions a participant chooses to make under such plan, and a participant’s sale of the Company’s securities purchased pursuant to such plan; and (f) gifts.

IX.    POST-TERMINATION TRANSACTIONS

If you are aware of material nonpublic information when you terminate employment or services, you may not engage in transactions in our securities until that information has become public or is no longer material. In addition, if you are subject to a blackout period at the time of your termination of employment or services, the restrictions on engaging in transactions in our securities will not cease to apply until the expiration of such blackout period.

X.    UNAUTHORIZED DISCLOSURE

Maintaining the confidentiality of our information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about Vaxart or its business plans in connection with your employment as confidential and proprietary to us. Inadvertent disclosure of confidential or inside information may expose us and you to significant risk of investigation and litigation. Nothing in this policy prevents reporting of violations to regulatory agencies.

The timing and nature of our disclosure of material information to outsiders is subject to legal rules, including the SEC’s Regulation FD, the breach of which could result in substantial liability to you, us and our management. Accordingly, it is important that responses to inquiries about us by the press, financial analysts, investors or others in the financial community be made on our behalf only through authorized individuals.

XI.    PERSONAL RESPONSIBILITY

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, Vaxart may take disciplinary action, including dismissal for cause.

XII.    ADDITIONAL INFORMATION FOR DIRECTORS AND SECTION 16 OFFICERS

Officers and directors have additional obligations under the federal securities laws, most notably the obligations to report their share ownership and transactions, and to forfeit the profits on any purchases and sales of Company stock within a six-month period under Section 16(b) of the Securities Exchange Act of 1934. Short sales by such persons are also prohibited under Section 16(c).

Upon becoming an officer or director, a person must report the person’s holdings of equity securities of the Company on a Form 3, and any transaction in such securities (including purchases, sales, gifts, award or exercise of stock options) must be reported to the SEC within two business days on a Form 4. Late filing of these reports must be reported by the Company in its periodic reports filed with the SEC. Consequently, it is critical that such transactions be reported to the Company’s Compliance Officers immediately so that proper reports can be timely prepared and filed.

While the Company may assist you in the assessing your obligations under Section 16 and coordinate the filing of your Section 16 reports, such legal responsibilities and obligations are ultimately yours.

Officers, directors and other affiliates should also be prepared to file Forms 144, if necessary, at the time of any sale.

You should also understand that compliance with the obligations described above does not excuse violation of the laws against trading on material inside information which apply to any single transaction regardless of whether or not it is reported on Form 4 or subject to the recapture of profits under Section 16(b).

XIII.    PENALTIES FOR NONCOMPLIANCE

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory. If you believe that you may have violated this Policy or any federal or state laws governing insider trading or tipping, or you know of the possibility of any such violation by any person, you must report such matter immediately to a Compliance Officer.

Civil and Criminal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when the person has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom the person has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

Controlling Person Liability. If we fail to take appropriate steps to prevent illegal insider trading, we may have “controlling person” liability for a trading violation and be subject to civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to our directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company-Imposed Penalties. Failure to comply with this policy may also subject you to sanctions imposed by Vaxart, including dismissal for cause, whether or not your failure to comply with this policy results in a violation of law. Any exceptions to this policy, if permitted, may only be granted by a Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

XIV.         ASSISTANCE

Your compliance with this policy is of the utmost importance both for you and Vaxart. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from any Compliance Officer. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Adopted by the Board of Directors on March 12, 2024.

CERTIFICATION

I hereby certify that:

1.

I have read and understand the Insider Trading and Securities Law Compliance Policy of Vaxart, Inc. (the “Policy”). I understand that the Compliance Officers are available to answer any questions I have regarding the Policy.

2.	I will comply with the Policy for as long as I am subject to the Policy.

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